Filed by Nuveen Investment Trust (Commission File No. 333-218837)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Trust (Commission File No. 811-07619)

NUVEEN LARGE CAP CORE PLUS FUND

IMPORTANT SHAREHOLDER INFORMATION

Please vote promptly

Dear Shareholder:

We recently sent you proxy materials concerning an important proposal regarding your fund, which will be considered at a special meeting of shareholders on September 11, 2017 at the offices of Nuveen, LLC, 333 West Wacker Drive, Chicago, Illinois 60606. This letter was sent to you because you held shares in the fund on the record date and we have not received your vote.

Your vote is critical to this process. Please vote prior to the Special Meeting on September 11, 2017.

VOTING IS QUICK AND EASY
Please vote by one of these four options:

Vote Online	Vote by Mail	Vote by Phone	Speak with a Proxy Specialist
Visit the website noted on the enclosed proxy voting card and follow the instructions	Mail your signed proxy voting card(s) in the postage-paid envelope	Call the toll-free number printed on the enclosed proxy voting card and follow the automated instructions. Available 7 days a week 24 hours a day.	Call 1 866 905 8160 with any questions. Specialists can assist with voting. Available Mon-Fri from 9 a.m. – 6 p.m. ET and Sat from 10 a.m. – 6 p.m. ET

We appreciate your continued support and confidence in Nuveen and our family of funds.

Filed by Nuveen Investment Trust (Commission File No. 333-218837)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Trust (Commission File No. 811-07619)

NUVEEN LARGE CAP CORE PLUS FUND

Kathleen L. Prudhomme

Vice President and Secretary

VOTING IS QUICK AND EASY